Accelerated Pharma, Inc.

15W155 81st Street

Burr Ridge, IL 60527

October 18, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare and Insurance

100 F Street, NE

Washington, D.C. 20549

Re:	Accelerated Pharma, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed: July 24, 2019
File No. 333-227916

Ladies and Gentlemen:

This letter is in response to the staff’s comment letter dated August 20, 2019, with respect to the above-referenced Registration Statement on Form S-1/A filed by Accelerated Pharma, Inc. (the “Issuer” or the “Company”) on July 24, 2019. For the convenience of the staff, we have included each of the staff’s comments numbered sequentially, followed by our response to each numbered comment. In addition, the staff will note that Amendment No. 3 to the registration statement includes the Issuer’s financial statements for the interim period ended June 20, 2019.

Amendment No. 2 to Registration Statement on Form S-1 filed July 24, 2019

Prospectus Summary

Our Strategy

Complete two Phase II clinical trials for Picoplatin, page 4

Comment 1. We note your response to comment 1. You continue to reference communication with the U.S. Food and Drug Administration (FDA) on October 5, 2018. Please revise your disclosure to reconcile this discrepancy.

Response 1. Please note that the date of October 5, 2018 in the initial S-1 filed on October 22, 2018 and amendments 1 and 2 to the S-1 filed on January 25, 2019 and July 24, 2019 were typographical errors that should have been corrected in response to the SEC’s comment letter. We have corrected the date in Amendment No. 3 to October 5, 2016, the date of the last communication from the FDA.

Summary Risks Associated with our Business, page 6

Comment 2. We note your response to comment 2 and disclosure that your patent portfolio consists of “0100” family of applications and issued patents that are assigned to you and “1000 and 1100” patent families that are licensed from Genzyme. Please reconcile this disclosure and your disclosure on page 12 with your disclosure in the Business section under the heading “Patents and Proprietary Rights,” which references 20 patents and 15 patent applications.

Response 2. We have revised and clarified the disclosure in the first paragraph under subheading “Patents and Proprietary Rights” on page 65, fourth bullet point under subheading “Summary Risks Associated with Our Business” on page 6 and in the first paragraph of the risk factor titled “We are highly dependent on our license agreement with Genzyme, and the loss of this license would materially impair our business plan and viability.” as follows:

“We hold an exclusive worldwide license granted from Genzyme for patents and patent applications for the development and commercialization of Picoplatin (the “Genzyme Patents”). We also own the Picoplatin patent portfolio that was later developed by Poniard (the “Poniard Patents”). Between the Poniard Patents and the patents and patent applications related to the Genzyme License, we have rights to 20 patents and 15 patent applications.”

Risk Factors

Risks Related to an Investment in Our Securities and this Offering

The shares of common stock that are issuable upon exercise of the Class A Warrants may become unregistered…, page 35

Comment 3. Please tell us how you plan to comply with Section 5 of the Securities Act with the respect to the issuance of common stock upon exercise of the Class A Warrants in the absence of an effective registration statement. For guidance, refer to Securities Act Section 2(a)(3) and Securities Act Sections Compliance and Disclosure Interpretations 239.05.

Response 3. We have revised the disclosure in the respective risk factor retitled “The shares of Common Stock that are issuable upon exercise of the Class A Warrants shall remain registered” on page 35 as follows:

“We are registering, as part of the registration statement of which this prospectus forms a part, the issuance by us of the shares of Common Stock issuable upon exercise of the Class A Warrants. In order to comply with Section 5 of the Act, the Company shall keep the prospectus, as amended, current for the exercise period of 5 years, whether or not the Class A Warrants are in the money at the time of being exercised, in order to permit the investors to receive registered shares underlying the Class A Warrants.”

Use of Proceeds, page 37

Comment 4. Please expand your disclosure revised in response to prior comment 4 to describe the use of the proceeds of the indebtedness incurred within the last year that will be repaid with offering proceeds. Refer to Instruction 4 to Item 504 of Regulation S-K.

Response 4. We have revised and expanded our disclosure under Use of Proceeds in the second paragraph third bullet point on page 37 with respect to the uses of funds raised from debt financing during the past year as follows:

“the repayment of debt (unrelated to our convertible notes) in the aggregate principal amount of $312,515 plus accrued interest as follows: (i) $35,000, no interest loan maturing on May 31, 2020 borrowed from FIG (an entity controlled by the spouse of our CEO and principal shareholder) for debt incurred in 2016; (ii) $30,000 borrowed from one note holder in 2016 bearing interest of 180% per annum and which matured on December 31, 2016; (iii) $15,000 borrowed from one note holder in 2017 bearing interest of 22.5% per annum and which matured on July 15, 2017; (iv) $80,005 borrowed from three holders of the non-convertible notes issued during the three months ended December 31, 2018 bearing interest of 6% per annum and are due the earlier of December 31, 2019 or the closing of the Offering, which indebtedness was used for working capital; and (iv) $200,030 to five holders of non-convertible notes issued during the six months period ended June 30, 2019 bearing interest of 6% per annum and are due the earlier of December 31, 2019 or the closing of the Offering. The funds raised from the short-term debt financing incurred during the three months ended December 31, 2018 and through the date of this filing were used for working capital.

Business Overview, page 45

Comment 5. We note your response to comment 6, which we reissue in part. Please revise your reference to Picoplatin’s “improved safety profile” to remove your conclusion regarding the safety of our product candidate and added disclosure that any determination of “product safety” is solely within the authority of the FDA and comparable regulatory bodies. Also revise your reference to “demonstrated substantial response rate” as statements of efficacy are also solely within the authority of the FDA and regulatory bodies.

Response 5. We have deleted references to “improved safety profile” and “demonstrated substantial response rate” in the fourth paragraph under subheading “Business” – Overview and revised the disclosure in the fourth paragraph on page 45 as follows:

“Picoplatin is a chemotherapeutic designed to treat solid tumors that are resistant to existing platinum-based cancer therapies. Clinical studies have been conducted by a prior licensee of Picoplatin with respect to small cell lung cancer (or SCLC), metastatic colorectal cancer (or CRC), castration-resistant (hormone-refractory) prostate cancer and ovarian cancer.”

Castration-Resistant Prostate Cancer – Phase I-II Clinical Trial, page 55

Comment 6. We note your revised disclosure in response to comment 5. Please tell us whether you expect to be able to rely on your comparison of Picoplatin to the combination therapy tested by Aventis for purposes of securing marketing approval for Picoplatin for this indication, and if not, please revise your disclosure to state this clearly. Additionally, your statement that Aventis conducted its trial in the same patient population implies the data may be directly comparable despite differences, for example, in demographic features. Please revise your disclosure here to clarify ways in which data that is not based on head-to-head studies may not be directly comparable and provide similar disclosure under an appropriate heading in the Risk Factors section.

Response 6. We deleted the reference to “same patient population” and added the following paragraph at the end of subheading “Castration-Resistant Prostate Cancer — Phase I-II Clinical Trial” as follows:

The data above do not reflect head-to-head clinical safety and efficacy data between our Picoplatin product candidate and any competitor product candidates or approved products. Further, the Company does not intend to use data from the combination therapy trial conducted by Aventis for its clinical trials with the objective to obtain FDA approval because data not based on head-to-head studies are not directly comparable.

Development of Future Intellectual Property API strategy in patenting going forward, page 67

Comment 7. We note your revised disclosure in response to comment 7 that your new method of use patent application “will” expand Picoplatin patent life for another 20 years. Please revise to remove any implication that the success of your strategy is assured.

Response 7. We revised and expanded our disclosure under subheading Development of Future Intellectual Property API strategy in patenting going forward, page 67 as follows:

“Prior to the expiration, we plan to file new method of use patents which, if approved, will expand Picoplatin patent life for another 20 years (starting from Patent Cooperation Treaty (PCT) application). There can be given no assurance that a new method of use patent application with respect to Picoplatin will be successful.”

Description of Securities

Series C Convertible Preferred Stock, page 81

Comment 8. We note your response to comment 11 but it appears the referenced agreement has not been revised to reflect the waiver of the confession of judgment. Please advise.

Response 8. We have attached the Amended Private Securities Purchase and Assignment Agreement as Exhibit 10.37.3 and revised Article 1. Purchase and Sale of the Convertible Note and Shares subsection c. Agreement of the Company as follows: The Purchasers’ and the Company agree that the new Purchaser’s Notes will expressly waive and shall not include the Confession of Judgment that is part of the Efrat Note.”

Notes to the Consolidated Financial Statements Note 12 Subsequent Events, page F-23

Comment 9. You disclosed that your company entered into a note extension agreement effective as of January 17, 2019, with certain holders of the company’s convertible notes. On page 39, in the pro forma financial information, you disclose that you would incur expenses associated with the transfer of the Founders’ shares and modification of the company’s convertible notes. On page F-15, you disclose that prior to December 31, 2018 you extended the maturity terms of these notes to January 31, 2019. Please address the following:

●	Revise to correct the inconsistencies in your disclosure of the date on which you finalized the extension of the maturity date from December 31, 2018 to January 31, 2018. Response: The staff should note that due to the passage in time, we have agreed with the lenders and holders of the notes that the maturity dates be extended until the earlier of December 31, 2019 or the closing of the Offering. We have updated the disclosure in the Form S-1/A to include that the extension was finalized May 30, 2019.
●	Clearly disclose how you accounted for the maturity extension to January 31, 2019 and identify the period in which you accounted for it. Response: During the year ended December 31, 2018, the notes were extended through January 31, 2019. The disclosure in Note 7 Convertible Debt to the December 31, 2018 financial statements have been clarified to include the following: “The Company determined that the extension of the notes near maturity was in substance no different than issuing new financial instruments and accordingly, the Company did not recognize a gain or loss on the extension of the Senior Secured Convertible Notes during the year ended December 31, 2018.”
●	Clearly disclose how you accounted for the maturity extension to August 31, 2019 and identify the period in which you accounted for it. Response: The disclosure in Note 7 Convertible Debt to the June 30, 2019 financial statements have been clarified to include the following: “The Company determined that the extension of the notes near maturity was in substance no different than issuing new financial instruments and accordingly, the Company did not recognize a gain or loss in connection with the Extension Agreement during the six months ended June 30, 2019. Additionally, the Company determined that the mandatory conversion option represented a contingent beneficial conversion feature which would be accounted for at the time contingency was resolved (the conversion price is known).”
●	As part of your revised disclosure regarding this loan modification, clearly disclose the terms of the transfer of Founders shares and how you accounted for the transfer of those shares. Response: The disclosure on to the Capitalization section of the Form S-1/A No.3 to read “...(iii) the closing of the Founder Shares Assignment Agreement (see Exhibit 10.40 hereto), pursuant to which the Founders are transferring a total of 1,000,000 shares of Common Stock to certain note holders which resulted in an expense of approximately $2,682,000 (estimated using a price of $2.69 per common share after bifurcating the Class A Warrants from the price of our Units of $4.00 per common share and Class A Warrant; the per share value of the Class A Warrants was estimated to be $1.31 per share using a Black-Scholes model with a risk-free rate of 1.59%, an expected term of 5 years, estimated dividends rate of 0% and an expected volatility of 72.03%); (iv) a related estimated charge to the expense in the amount of approximately $12,363,000 for the modification of the conversion options as referenced in (i) and (ii) above (estimated using a price of $2.69 per common share as described in (iii) above for an aggregate value of approximately $19,204,000 for the shares as compared to the carrying value of the notes of approximately $5,281,000 of principal, approximately $1,565,000 of accrued interest and approximately $5,000 of deferred debt discount);...”
●	Tell us how you valued the shares and warrants issued as part of these transactions and how it compares to your estimated offering price range. Explain the reasons for any differences between the recent valuations of your equity issuances leading up to your initial public offering and the estimated offering price. Response: As noted in our response to the bullet above, the Company estimated the price of its common stock based bifurcating the $4.00 offering unit price between each share of common stock and Class A Warrant in the offering. An estimated price of $2.69 per share of common stock implies a value of $1.31 per Class A Warrant share using a Black-Scholes option pricing model with the assumptions above.

Response 9: Please see responses above.

General

Comment 10. We note your response to comment 14 but your disclosure on page 64 continues to reference the allocation of $250,000 to resume drug manufacturing and your Use of Proceeds continues to reference a maximum allocation of $200,000 for such purpose. Please revise or advise.

Response 10. We have revised the disclosure on page 64 to correct the use of proceeds amount to $200,000.

The Company and its management are aware and acknowledge their collective responsibility for the accuracy and adequacy of the disclosures contained in the registration statement, notwithstanding any review, comments, action or absence of action by the staff.

Respectfully submitted,

/s/: Michael Fonstein
Name:	Michael Fonstein
Title:	Chief Executive Officer